Filed by Aureus Greenway Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Autonomous Power Corporation (d/b/a Powerus)

Commission File Number of Related Registration Statement: 333-297786 (Form S-4)

This filing relates to the proposed transaction pursuant to the terms of that certain agreement and plan of merger, dated as of March 8, 2026, by and among Aureus Greenway Holdings Inc., a Nevada corporation (“AGH”), Aureus Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of AGH (“Merger Sub”), and Autonomous Power Corporation, a Delaware corporation (d/b/a Powerus) (“Powerus”), and Andrew Fox, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Powerus (the “Stockholder Representative”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Powerus, with Powerus surviving as a wholly owned subsidiary of AGH (the “Merger”).

On August 13, 2026, AGH and Powerus jointly published the following communication:

Aureus Greenway Holdings Inc. and Powerus Announce Effectiveness of Form S-4 Registration Statement

●	The registration statement on Form S-4 for the proposed business combination between Aureus Greenway Holdings Inc. (“AGH”) and Autonomous Power Corporation (dba Powerus) was declared effective by the U.S. Securities and Exchange Commission on August 12, 2026.

●	The Combined Company to be Renamed Powerus Corporation, with closing anticipated in Q4of 2026, subject to the satisfaction of remaining closing conditions, and is expected to continue trading on Nasdaq under ticker “PUSA”

ORLANDO, Fla. and WEST PALM BEACH, Fla. — August 13, 2026 — Aureus Greenway Holdings Inc. (Nasdaq: PUSA) and Autonomous Power Corporation, doing business as Powerus (“Powerus”), today jointly announced that the registration statement on Form S-4 filed by AGH in connection with the proposed business combination between the two companies was declared effective by the U.S. Securities and Exchange Commission on August 12, 2026. Declaration of effectiveness does not constitute SEC approval of the registration statement or of the proposed combination. Subject to the satisfaction of the remaining closing conditions, the parties expect to complete the proposed combination in early October 2026. There can be no assurance that the proposed combination will be completed, or as to the timing of any completion.

“Reaching this stage in the transaction is an important milestone for Powerus. Over the past year, we have focused on building a scaled U.S. autonomy platform, advancing our technology across air, ground and maritime systems, and deepening our relationships with defense and strategic partners. Subject to the remaining closing conditions, we believe the business combination will position Powerus to accelerate that mission and build for the long term,” said Andrew Fox, Founder and Chief Executive Officer of Powerus.

“We are pleased to have reached this milestone in our proposed combination with Powerus,” said Matthew Saker, Interim Chief Executive Officer of AGH. “We look forward to working with the Powerus team to complete this transaction and to pursue the strategic opportunities ahead.”

Recent Powerus Milestones

The proposed combination follows a series of previously announced Powerus developments:

●	A purchase order from a defense prime contractor for the U.S. Department of War, valued at approximately $2.5 million, according to Powerus, for 1,500 U.S.-manufactured FPV aircraft, together with pilot kits and spare parts kits, placed with Powerus subsidiary Agile Autonomy LLC. As previously disclosed, that order does not guarantee future orders, a continuing customer relationship, or program-of-record status.

●	A competitively awarded U.S. Air Force indefinite-delivery/indefinite-quantity (IDIQ) contract for the Company’s Guardian-2 counter-drone interceptor, with a ceiling value of up to $90 million and a term running through mid-2028. An IDIQ contract establishes a maximum value; orders are placed at the government’s discretion and actual awards may be materially less than the ceiling.

●	A limited procurement order from the U.S. Air Force for Guardian-2 Interceptor systems, placed following a successful demonstration. As previously disclosed, that order does not guarantee future orders, a continuing customer relationship, or program-of-record status.

●	Advancement to Phase 3 of the U.S. Army’s xTech Adaptive Strike Competition, following a Phase 2 field evaluation. Participation in a prize competition does not constitute a procurement contract or a commitment to purchase.

●	The launch of a Powerus agriculture division through its wholly owned subsidiary Kaizen Aerospace, Inc., together with a $60 million, according to Powerus, Australia-New Zealand distribution agreement, including an exclusive agency and distribution agreement with Aerospread Technologies Limited of Napier, New Zealand, and a U.S. partnership with Sprig Aerospace. Distribution agreements establish sales arrangements and do not represent firm purchase commitments.

●	A $30 million, according to Powerus, strategic equity investment in Powerus by Unusual Machines, Inc. (NYSE American: UMAC), deepening the companies’ existing supply and manufacturing relationship.

●	An order placed by Powerus with Unusual Machines valued at more than $5 million, according to Powerus, for U.S.-made, NDAA-compliant components for counter-UAS systems and related drone platforms. This is a purchase by Powerus and does not represent Powerus revenue.

●	A memorandum of understanding with UAV software company Swarmer, Inc. (Nasdaq: SWMR) to explore the technical and operational feasibility of integrating Swarmer’s swarming and coordination software with the Powerus autonomous systems architecture. The collaboration is exploratory; a memorandum of understanding is not a definitive agreement and may not result in one.

Additional information about the proposed combination is set forth in the Form S-4 Registration Statement and related materials filed with the SEC. Investors and security holders are urged to read those materials.

ABOUT POWERUS

Powerus (Autonomous Power Corporation) builds and scales unified autonomous systems designed to move, protect, and sustain critical assets in high-risk environments, with capabilities spanning heavy-lift platforms, autonomous air systems, autonomous maritime systems, mission systems, training and support, and U.S.-based manufacturing. Powerus previously announced a proposed merger with AGH (Nasdaq: PUSA); the merger has not closed and remains subject to the satisfaction of customary closing conditions, including the effectiveness of a registration statement on Form S-4 (which has been declared effective) and applicable regulatory approvals. Learn more at power.us.

ABOUT AUREUS GREENWAY HOLDINGS, INC.

Aureus Greenway Holdings Inc. (Nasdaq: PUSA) currently owns and operates golf course properties in Florida, including Kissimmee Bay Country Club and Remington Golf Club in the greater Orlando region. AGH has filed a registration statement on Form S-4 with the SEC, which includes an information statement and prospectus, in connection with its proposed business combination with Powerus. The registration statement was declared effective on August 12, 2026. Learn more at aureusgreenway.com.

Each of AGH and Powerus has provided the information herein relating to its own business, operations, financial condition, technology, products, certifications, contracts, and prospects. Neither party has independently verified the other party’s information, and each party disclaims any representation or warranty, express or implied, as to the accuracy, completeness, or reliability of the other party’s information.

PROPOSED MERGER

Powerus has previously announced a proposed merger with Aureus Greenway Holdings Inc. (Nasdaq: PUSA). Under the terms of the previously announced agreement, Powerus will merge with and into a newly formed subsidiary of AGH, with Powerus continuing as the surviving entity and AGH adopting the name “Powerus Corporation.” AGH has changed its Nasdaq ticker to PUSA in anticipation of its pending combination with Powerus, subject to customary closing conditions, including the effectiveness of a registration statement on Form S-4 (which has been declared effective) and receipt of required regulatory approvals. There can be no assurance that the proposed transactions will be consummated or as to the timing of any such consummation.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. As to the matters described in this release, these statements include, without limitation, statements regarding the expected timing of completion of the proposed business combination; the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act and the expiration or termination of the applicable waiting period; the satisfaction of Nasdaq listing requirements; and the previously announced developments described in this release, including the scope, value, performance and ultimate realization of the U.S. Air Force IDIQ contract, and whether the memorandum of understanding with Swarmer results in a definitive agreement. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “potential,” or “continue” or negatives of such terms or other comparable terminology. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Declaration of effectiveness of the registration statement does not constitute SEC approval of the registration statement or of the proposed combination.

As to the proposed business combination between Powerus and AGH, these statements include, without limitation, statements regarding the proposed business combination and anticipated benefits thereof, including future financial and operating results, statements related to the expected timing of the completion of the transactions, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated listing and trading of the combined company’s securities, and the anticipated benefits and strategic and financial rationale of the merger and other statements that are not historical facts and its expected timing.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of AGH or Powerus to differ materially from any results expressed or implied by such forward-looking statements. As to the timing matters described in this release, such factors include, among others: (1) that the applicable HSR waiting period may not expire or be terminated on the anticipated timeline, or that the reviewing agency may issue a request for additional information; (2) that Nasdaq listing requirements may not be satisfied on the anticipated timeline, or at all, including requirements relating to board and audit committee composition and minimum share price; (3) that the completion of other closing conditions, including matters relating to directors and officers liability insurance, may take longer than anticipated; and (4) that the parties may be unable to complete the combination in early October 2026 or at all.

As to the previously announced developments described in this release, such factors include, among others: (1) that the U.S. Air Force IDIQ contract establishes a ceiling value only, that orders are placed at the government’s discretion, that actual orders may be materially less than the ceiling or may not be placed at all, and that the contract is subject to termination for convenience, funding contingencies and task-order variability; (2) that the previously disclosed limited procurement order does not guarantee future orders, a continuing customer relationship, or program-of-record status; (3) that advancement in the xTech Adaptive Strike Competition does not constitute a procurement contract and may not result in any award or purchase; (4) that the Australia-New Zealand distribution agreements establish sales arrangements rather than firm purchase commitments, that stated values may not be realized in whole or in part, and that realization depends on end-customer demand, regulatory approvals and counterparty performance; (5) that required export licenses, authorizations or other governmental consents may be delayed, denied or made subject to conditions; (6) that the memorandum of understanding with Swarmer may not result in a definitive agreement or produce any commercial benefit; (7) other Powerus-specific operational uncertainties, including risks related to production scale-up, subsidiary integration, and reliance on third-party suppliers and government customers, and (8) that the purchase order described above does not guarantee future orders, a continuing customer relationship, or program-of-record status, and may be modified, reduced, delayed or terminated in accordance with its terms or applicable federal acquisition regulations, including termination for convenience of the underlying prime contract.

As to the announced merger agreement, such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required shareholder and regulatory approvals, including Nasdaq listing requirements which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the possibility that any of the anticipated benefits and projected synergies of the potential transactions will not be realized or will not be realized within the expected time period, (4) the limited operational history of Powerus as a combined organization and integration risks of acquired businesses, (5) diversion of management’s attention or disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of AGH or Powerus and the ability of AGH or Powerus to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against AGH or Powerus related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting AGH’s or Powerus’s businesses; (11) the evolving legal, regulatory, tax, and international trade regimes; (12) the nature, cost and outcome of potential litigation and other legal proceedings, including any such proceedings related to the transactions, (13) restrictions during the pendency of the proposed transaction that may impact AGH’s or Powerus’s ability to pursue certain business opportunities or strategic transactions; and (14) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as AGH’s and Powerus’s response to any of the aforementioned factors.

In connection with the proposed merger, AGH has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes an information statement and prospectus, and may file additional materials in the future. Investors and security holders are urged to read those materials because they contain important information. Forward-looking statements speak only as of the date of this release, and except as required by law, neither company undertakes any obligation to update them. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

NO OFFER OR SOLICITATION

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the transaction, AGH has filed a registration statement on Form S-4 with the SEC, which includes an information statement and prospectus of AGH, and will mail a definitive information statement and prospectus to its stockholders. Additionally, AGH expects to file other relevant materials with the SEC in connection with the merger. Investors and security holders are urged to read the registration statement, which includes an information statement and prospectus (and any other documents filed with the SEC in connection with the transaction or incorporated by reference into the registration statement) because such documents contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by AGH through the website maintained by the SEC at http://www.sec.gov or at AGH’s website at https://www.aureusgreenway.com/secfilings.

AGH has not independently verified and makes no representation or warranty, express or implied, as to the accuracy, completeness, or reliability of the information in this release relating to the business, operations, financial condition, technology, products, certifications, contracts, or prospects of Powerus or its subsidiaries. Such information has been provided by Powerus, and AGH disclaims any obligation to update or correct such information.

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AGH Investor Relations

Jason Assad

678-570-6791

Powerus Press Contact

Escalate PR

pr@power.us